# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cardiol Therapeutics Inc., CIK 0001702123
CUSIP: 14161Y200
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 602-2265 Upper Middle Road East, Oakville, Ontario Canada (A6), L6H 0G5
Date of event which requires filing of this statement: 01/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304857

## Reporting persons
- MMCAP International Inc. SPC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 17,451,746; sole dispositive power 0; shared dispositive power 17,451,746; aggregate amount beneficially owned 17,451,746 (14.9% of the class)
  Comment: segregated portfolio company
- MM Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 17,451,746; sole dispositive power 0; shared dispositive power 17,451,746; aggregate amount beneficially owned 17,451,746 (14.9% of the class)

## Item 1. Issuer
Name of issuer: Cardiol Therapeutics Inc.
Address of issuer's principal executive offices: 602-2265 Upper Middle Road East, Oakville, Ontario, Canada L6H 0G5

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) MMCAP International Inc. SPC (the "Fund"); and (2) MM Asset Management Inc. (the "Adviser"). The Fund is a private investment vehicle. The Fund directly beneficially owns the Class A Common Shares reported in this Statement. The Adviser is the investment manager of the Fund. The Adviser may be deemed to beneficially own the Class A Common Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Class A Common Shares other than the Class A Common Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Fund is c/o Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands. The principal business office of the Adviser is 161 Bay Street, TD Canada Trust Tower Suite 2240, Toronto, ON M5J 2S1 Canada.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of January 23, 2026, and which includes 11,740,207 Class A Common Shares and an additional 5,711,539 Class A Common Shares underlying warrants that can be exercised within 60 days.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on: (x) 111,680,087 Class A Common Shares outstanding as of January 23, 2026 after giving effect to the closing of an offering on such date, as reported to the Reporting Persons by Issuer's legal counsel; and (y) the Class A Common Shares underlying the warrants described in Item 4(a) above.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- MMCAP International Inc. SPC: /s/ Ulla Vestergaard, Ulla Vestergaard/Director (01/30/2026)
- MM Asset Management Inc.: /s/ Hillel Meltz, Hillel Meltz/President (01/30/2026)